

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 7, 2011

Mr. E. Jamie Schloss
Chief Executive Officer
Surge Global Energy, Inc.
990 Highland Drive, Suite 206
Solana Beach, California 92075

> **Re:** **Surge Global Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Response Letter Dated November 23, 2010**
> **File No. 0-24269**

Dear Mr. Schloss:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.	Please add a risk factor, as set forth below, to the company's most recent 10-Q (and, going forward, to its 10-Qs and 10-K) that explicitly addresses the status of Surge Global Energy under the Investment Company Act of 1940, including a statement about the company's current reliance on Investment Company Act section 3(c)(9) and the risk of any future inability to rely on any exclusion or exemption under the Investment Company Act.

Risk Factor

Loss of Investment Company Act Exclusion Would Adversely Effect Our Business

Surge Global Energy ("Surge") currently relies on section 3(c)(9) of the Investment Company Act of 1940 ("1940 Act") to avoid federal registration and regulation as an investment company. Section 3(c)(9) excludes from the 1940 Act's definition of investment company "[a]ny person substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests." Any future failure by Surge to qualify for the section 3(c)(9) exclusion, or any other exemption or exclusion from the 1940 Act or the rules thereunder, could cause Surge to be required to register with the U.S. Securities and Exchange Commission as an investment company under the 1940 Act or to reorganize its business so as to avoid such registration and regulation. Regulation and registration as an investment company under the 1940 Act and the rules thereunder would, among other things, prevent Surge from conducting its business as described herein.

Financial Statements

Note 3- Investments in Marketable Securities, page F-18

North Peace Energy Corp., page F-18

2. We re-issue prior comment five in its entirety.

Sale of Peace Oil Corp, page F-18

3. We have read your response to prior comment six and note you have not sufficiently addressed our comment requesting you to reconcile the amounts disclosed in your Form 8-K filed on July 2, 2008 to the amounts disclosed in your Form 10-K with respect to the transaction with a private Canadian company to sell your shares in Peace Oil Corp. Please address the following points:

    (a) Tell us how the after tax gain available to common shareholders disclosed in the Form 8-K of approximately $3,212,000 reconciles to the gain disclosed in Note 3 to your Form 10-K in the amount of $3,274,529. In addition, tell us how these amounts reconcile to the amount of $3,699,858 disclosed on page 16 of your Form 10-Q for the fiscal quarter ended June 30, 2008,

(b)   Tell us how the net gain reported in Note 3 of your Form 10-K on the sale of Peace Oil Corp of $3,274,529 reconciles to the loss on disposition of Peace Oil property and Peace Oil Corp reported on the face of your statement of operations in the Form 10-K of $1,573,449.

Controls and Procedures, page 23

4.   We have read your response to comments seven, eight, and nine in which you indicate you have complied with our comments in your interim report for the fiscal quarter ended September 30, 2010. However, we believe it will be necessary for you to amend your Form 10-K for the fiscal year ended December 31, 2009 to comply with those comments. Please submit proposed revisions with your next response prior to filing an amendment.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Financial Statements

Statements of Cash Flows, page 3

5.   We note several of the amounts presented in your reconciliation of net cash used in operating activities for the nine months ended September 30, 2009 do not agree to the corresponding amounts in your Statement of Operations. Please revise your financial statements accordingly.

6.   We note you report an amount of $924,869 in proceeds from the sale of marketable securities in your Statement of Cash Flows for the nine months ended September 30, 2010. Please expand your disclosures in Note 3 to discuss the significant transactions which resulted in the amount of proceeds reported.

Closing Comments

      You may contact Tracie Towner, at (202) 551-3744, or Mark Wojciechowski, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

      Sincerely,

      Mark Shannon
      Branch Chief